UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

THE MOSAIC COMPANY

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

61945C 10 3

(CUSIP Number)

December 13, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61945C 10 3	Page 2 of 10

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,888,014*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,888,014*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,888,014*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.48%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 275,886,087 shares of Common Stock, par value US$0.01 per share (“Shares”), reported as outstanding by The Mosaic Company as of September 23, 2011 in its most recent quarterly report on Form 10-Q for the quarterly period ended August 31, 2011 and filed with the Securities and Exchange Commission (“SEC”) on September 29, 2011.

CUSIP No. 61945C 10 3	Page 3 of 10

1	NAMES OF REPORTING PERSONS Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,132,892*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,132,892*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,132,892*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 275,886,087 Shares, reported as outstanding by The Mosaic Company as of September 23, 2011 in its most recent quarterly report on Form 10-Q for the quarterly period ended August 31, 2011 and filed with the SEC on September 29, 2011.

CUSIP No. 61945C 10 3	Page 4 of 10

1	NAMES OF REPORTING PERSONS Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,132,892*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,132,892*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,132,892*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 275,886,087 Shares, reported as outstanding by The Mosaic Company as of September 23, 2011 in its most recent quarterly report on Form 10-Q for the quarterly period ended August 31, 2011 and filed with the SEC on September 29, 2011.

CUSIP No. 61945C 10 3	Page 5 of 10

1	NAMES OF REPORTING PERSONS Dunearn Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,132,892*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,132,892*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,132,892*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.21%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

*	See Item 4 of this Schedule.
**	Based on 275,886,087 Shares, reported as outstanding by The Mosaic Company as of September 23, 2011 in its most recent quarterly report on Form 10-Q for the quarterly period ended August 31, 2011 and filed with the SEC on September 29, 2011.

Item 1	(a).	Name of Issuer:

The Mosaic Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3033 Campus Drive Suite E490 Plymouth, Minnesota 55441 USA

Item 2	(a).	Name of Person Filing:

		(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

		(ii)	Temasek Capital (Private) Limited (“Temasek Capital”), a wholly-owned subsidiary of Temasek Holdings.

		(iii)	Seletar Investments Pte Ltd (“Seletar”), a wholly-owned subsidiary of Temasek Capital.

		(iv)	Dunearn Investments (Mauritius) Pte Ltd (“Dunearn”), a wholly-owned subsidiary of Seletar.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

		(i)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(ii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(iii)	60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

		(iv)	c/o International Management (Mauritius) Limited Les Cascades, Edith Cavell Street, Port Louis, Mauritius

Item 2	(c).	Citizenship:

		(i)	Singapore

		(ii)	Singapore

		(iii)	Singapore

		(iv)	Mauritius

Item 2	(d).	Title of Class of Securities:

Common Stock, par value US$0.01 per share.

Item 2	(e).	CUSIP Number:

61945C 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 17,888,014 Shares.

(i)

Sherwood Investments Pte. Ltd. (“Sherwood”) directly owns 12,777,264 Shares. Sherwood is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

Northbrooks Investments (Mauritius) Pte Ltd (“Northbrooks”) directly owns 4,355,628 Shares. Northbrooks is wholly-owned by Dunearn, which in turn is wholly-owned by Seletar, which in turn is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings.

Accordingly, as of the date of this Schedule, each of Temasek Holdings, Temasek Capital, Seletar and Dunearn may be deemed to beneficially own the 12,777,264 Shares owned directly by Sherwood and the 4,355,628 Shares owned directly by Northbrooks, being an aggregate of 17,132,892 Shares.

(ii)

Temasek Holdings may be deemed to beneficially own an additional 755,122 Shares.

747,381 Shares are directly owned by Mantaray Investments (Mauritius) Pte Ltd (“Mantaray”). Mantaray is wholly-owned by Lionfish Investments Pte. Ltd., which in turn is wholly-owned by Marina Capital Pte. Ltd., which in turn is wholly-owned by Seatown Holdings Pte. Ltd., which in turn is wholly-owned by Tembusu Capital Pte. Ltd., which in turn is wholly-owned by Temasek Holdings.

7,741 Shares are directly owned by Temasek Fullerton Alpha Pte. Ltd. (“Temasek Fullerton”). Temasek Fullerton is wholly-owned by Fullerton (Private) Limited, which in turn is wholly-owned by Temasek Holdings.

Accordingly, as described in (i) and (ii) above, as of the date of this Schedule, Temasek Holdings may be deemed to beneficially own 17,888,014 Shares.

(b) Percent of class:

The Shares that may be deemed to be beneficially owned by Temasek Holdings constitute approximately 6.48% of the Shares outstanding.

The Shares that may be deemed to be beneficially owned by Dunearn, Seletar and Temasek Capital constitute approximately 6.21% of the Shares outstanding.

All percentage calculations in this Schedule are based on the 275,886,087 Shares reported as outstanding by The Mosaic Company as of September 23, 2011 in its most recent quarterly report on Form 10-Q for the quarterly period ended August 31, 2011 and filed with the SEC on September 29, 2011.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 17,888,014. Temasek Capital: 17,132,892. Seletar: 17,132,892. Dunearn: 17,132,892.

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 17,888,014. Temasek Capital: 17,132,892. Seletar: 17,132,892. Dunearn: 17,132,892.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2011	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Eu Jin
		Name:	Chua Eu Jin
		Title:	Managing Director, Legal & Regulations

Dated: December 20, 2011	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chan Chye Y’Nee Charina
		Name:	Chan Chye Y’Nee Charina
		Title:	Director

Dated: December 20, 2011	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: December 20, 2011	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Goh Yong Siang
		Name:	Goh Yong Siang
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated December 20, 2011, among Temasek Holdings (Private) Limited, Temasek Capital (Private) Limited, Seletar Investments Pte Ltd and Dunearn Investments (Mauritius) Pte Ltd.

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: December 20, 2011	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Chua Eu Jin
		Name:	Chua Eu Jin
		Title:	Managing Director, Legal & Regulations

Dated: December 20, 2011	TEMASEK CAPITAL (PRIVATE) LIMITED

	By:	/s/ Chan Chye Y’Nee Charina
		Name:	Chan Chye Y’Nee Charina
		Title:	Director

Dated: December 20, 2011	SELETAR INVESTMENTS PTE LTD

	By:	/s/ Git Oi Chee
		Name:	Git Oi Chee
		Title:	Director

Dated: December 20, 2011	DUNEARN INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Goh Yong Siang
		Name:	Goh Yong Siang
		Title:	Director